

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004974

February 15, 2005

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02/15/2005

Re: Occidental Petroleum Corporation

Dear Ms. Peterson:

This is in regard to your letter dated February 14, 2005 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Occidental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Occidental therefore withdraws its December 22, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


DEC 27 2004
WASH. D.C.
185

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the United Brotherhood of Carpenters Pension Fund, a copy of which is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the Company adopt a performance and time-based restricted share grant program for senior executives.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal the Company intends to submit at the same meeting.

The Proposal provides that the "Compensation Committee of the Board of Directors adopt a performance and time-based restricted share grant program." At the 2005 Annual Meeting of Stockholders, the Company expects to submit a proposal to the stockholders to approve a new stock incentive plan (the "Plan"). The Plan will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, restricted stock awards and performance stock awards, among other awards. The Plan will specifically permit the granting of performance based awards, as well as restricted share awards to officers and directors, to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a stockholder proposal if "the proposal directly with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Staff consistently has permitted the omission of stockholder proposals in reliance under Rule 14a-8(i)(9) when (i) a proposal submitted by a stockholder and a proposal submitted by the company present alternative and conflicting decisions for the stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., Crown Holdings, Inc. (February 4, 2004) (proposal to discontinue all rights, options, SARs and possible severance payments to the top 5 company executives was excludable because it conflicted with an incentive compensation plan for all eligible individuals, including the top 5, that Crown Holdings intended to submit for stockholder approval); Goodrich Corporation (January 27, 2004) (proposal requesting that the compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options was excludable because it conflicted with the company proposal to increase the securities available for issuance under its stock option plan); AOL Time Warner, Inc. (March 3, 2003) (proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable because it conflicted with a stock option plan that AOL expected to include in its proxy materials that permitted the granting of stock options to all employees, including senior executives).

The Proposal requests a performance and time based restricted share grant program for senior executives. The Company anticipates that the plan to be submitted will provide for restricted share awards and will provide the committee administering the Plan with flexibility to add performance-based criteria to all awards. The fact that the Plan will authorize awards (including other forms of performance-based awards) other than restricted shares will very likely confuse stockholders who will assume that such would not be the case if the Proposal were to pass. Moreover, since the Proposal and Supporting Statement refer to a "restricted share program" stockholders may easily assume that another Plan other than the one proposed would be required. An affirmative vote on both the Proposal and the Plan would lead to an inconsistent and ambiguous mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Proponent and the persons designated by the Proponent to receive correspondence, with a letter from the Company notifying the Proponent of Occidental's intention to omit the Proposal from the Company's proxy materials. A copy of that letter is enclosed as Exhibit B.

Also enclosed are six copies of this letter with exhibits and copies of the no-action requests referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Douglas J. McCarron, United Brotherhood of Carpenters Pension Fund
Mr. Ed Durkin, United Brotherhood of Carpenters

EXHIBIT A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Friday, November 12, 2004

■TO
Mr. Donald P. de Brier
Vice President, General Counsel and Secretary
Occidental Petroleum Corporation

■SUBJECT
Shareholder Proposal

■FAX NUMBER
310-443-6737

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 310-443-6737]

Donald P. de Brier
Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

November 12, 2004

Dear Mr. de Brier:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Pertroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of Occidental Petroleum Corporation ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

EXHIBIT B


OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Mr. Edward J. Durkin
United Brotherhood of Carpenters
101 Constitution Avenue, NW
Washington, DC 20001

Dear Mr. Durkin:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2005 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Douglas J. McCarron, United Brotherhood of Carpenters Pension Fund

2004 SEC No-Act. LEXIS 213

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

February 4, 2004

[*1] Crown Holdings, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown Holdings, Inc.
Incoming letter dated December 22, 2003

The proposal requests that the Management and Directors consider discontinuing all rights, options, SARs and possible severance payments to the top 5 of management after expiration of existing plans or commitments.

There appears to be some basis for your view that Crown Holdings may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Crown Holdings seeking approval of an incentive compensation plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Crown Holdings' proposal. You indicate that the proposal and the matter sponsored by Crown Holdings present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if [*2] Crown Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Crown Holdings relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1: Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

January 1, 2004

Securities & Exchange Commission

Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: December 23rd 2003 letter from
William G. Lawlor of Dechert LLP
For Crown Holdings, Inc.

Ladies and Gentlemen:

His, [Mr. Lawlor's] letter might be construed as ineptly prepared for its continual repetitiveness in presenting arguments for deletion of my proposal Page 1, Par. 1, states at bottom ---"because the Proposal directly conflicts with a proposal to be submitted---", then is immediately repeated on Par 2, Item 1.

A third, on Page 1, Par 3, line 4, in parenthesis, states "the proposal directly conflicts with one of the company's own proposals to be submitted---" There is NO INCLUDED COPY OF SUCH PROPOSAL! This indicates that one may well have been prepared or **[*3]** not yet, after receiving my Proposal of September 17, 2003, and other letters.

In a decision of a few years back, this Proponent was barred unfairly, since my proposal preceded a company similar one. Any corporation wishing to delete can formulate a similar one and undermine a prior one. The Rule is therefore discriminatory.

Page 2, Item II refers to lack of proof of continuous ownership. Quote: "The September 17 ---did not provide a statement from the record owner---" Since under "street holder", new cost and safety elimination of certificates, this was impossible. I provided acquisition and holding printouts from TD Waterhouse [not acceptable as several sales and re-buys could occur [none shown on printout].

Page 3, Par 3, line 3 "While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17". Note that September 17th date usually precedes October 3, on any standard calendar.

Page 3 Par. 5. Answer of "NO" to SEC provided Q & A to proposals of record holder proof of ownership. There is no record holder under newer method of trading **[*4]** in securities by leaving in custody of a broker or other provider of trading. This nullifies the Rule as presented.

This Proponent again states that it is an imposition on a non interested third party to be asked to provide a letter of proof when its same evidence is available by computer e-mail printout. Would any reputable company ruin its integrity by otherwise presenting such records?

It is again noted that such meticulously kept records and presented previous decisions do not include information that it is improper to ask the S.E.C to consult by phone prior to issue of a disappointing decision without including the Proponent.

Enclosed copy of "proof of delivery" is not signed by my household. It was left between storm and front door as was another, [both found later], which is little used of four, being 50 ft. from curb and other doors easily assessed to vehicles. Mailbox is convenient at front kitchen door.

Sincerely,

Robert D. Morse

INQUIRY-2: Dechert LLP

Law Offices of Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793
Tel: 215.994.4000
Fax: 215.994.2222

www.dechert.com

December 22, 2003

VIA FEDERAL EXPRESS
[*5]
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "Proposal") for inclusion in the Company's 2004 Annual Meeting of Shareholders proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of Mr. Morse's letter containing the Proposal, the Company's response to Mr. Morse pursuant to Rule 14a-8(f)(1) and two subsequent letters from Mr. Morse to the Company, as well as six copies of this letter, are included herewith. We are providing this letter in support of the Company's position that it may properly omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders and pursuant to Rule 14a-8(b) arid Rule 14a-8(f)(1) because Mr. Morse did not provide the requisite proof of continuous **[*6]** stock ownership.

I. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders.

Mr. Morse's Proposal is that "management and directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments." Under Rule 14a-8(i)(9), a company may exclude a proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Consistent with the recently enacted New York Stock Exchange listing standards requiring shareholder approval of equity compensation plans, at the 2004 Annual Meeting the Company will submit to its shareholders the Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (the "2004 Plan"). Under the 2004 Plan, the Compensation Committee of the Company's Board of Directors will have discretion to grant awards in the form of deferred stock, restricted stock, stock options and stock appreciation rights to attract and retain employees, including through the **[*7]** provision of performance-based awards, deferred compensation and severance benefits. Under the terms of the 2004 Plan, any individual who is employed by the Company will be eligible to receive an award, including the "top 5 of Management," however such phrase is interpreted.

The Company may exclude the Proposal because it directly conflicts with the 2004 Plan. Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has consistently allowed omission of shareholder proposals where an affirmative vote on both the shareholder proposal and a company proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict forms of equity compensation to senior management and the company seeks approval of an equity-based compensation plan. See, e.g., AOL Time Warner, Inc. (avail. March 3, 2003); Baxter International Inc. (avail. January 6, 2003); Osteotech, Inc. (avail. April 24, 2000); Phillips-Van Heusen Corporation (avail. April 21, 2000); and Mattel, Inc. (avail. March 4, 1999). **[*8]** The Proposal submitted by Mr. Morse directly conflicts with the terms of the 2004 Plan, which specifically authorizes the forms of compensation included in the Proposal and will be considered by the Board of Directors of the Company prior to submission for shareholder approval. Including both the Proposal and the 2004 Plan in the Proxy Material would present alternative and conflicting decisions for the Company's shareholders and an affirmative vote on both the Proposal and the 2004 Plan would lead to an inconsistent and ambiguous mandate from the shareholders. Accordingly, the Company may omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9).

II. The Company, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), may exclude the Proposal because Mr. Morse failed to correct defects in the Proposal within 14 days after receipt of notice thereof from the Company.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. **[*9]** Morse submitted the Proposal in a letter to the Company dated September 17, 2003, which the Company received on September 18, 2003 (a copy of which is attached hereto as Exhibit A). n1 The September 17 letter stated that Mr. Morse was "holder of over $ 2000.00 value in Company stock over one year," but did not provide a statement from the record owner of the securities verifying the requisite ownership. According to the Company's stock ownership records, Mr. Morse is the record owner of 42 shares of Company common stock. During the 60 calendar days prior to September 17, the market value of 42 shares of Company common stock never exceeded $ 331.00, and 42 shares represented less than 1% of the approximately 165 million outstanding shares of Company common stock.

> n1 Note that, although the September 17 letter states that it may be a "duplicate letter" and that Mr. Morse finds it necessary to "rephrase" the Proposal, the Company did not receive any prior proposal from Mr. Morse.

The Company notified Mr. Morse, in a letter dated September 30, 2003 which Mr. Morse received on October 2, 2003 (a copy of the letter and proof of receipt by Mr. Morse are attached hereto as **[*10]** Exhibit B), that the Company would exclude such proposal from its Proxy Material because Mr. Morse did not continuously hold at least $ 2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date Mr. Morse submitted the Proposal. The Company's September 30 letter provided detail regarding how Mr. Morse could remedy the eligibility defect, included a copy of Rule 14a-8 to assist Mr. Morse in understanding the requirement and stated that Mr. Morse's response had to be postmarked, or transmitted electronically, no later than 14 days from the date that Mr. Morse received the Company's notification.

Mr. Morse responded to the Company in letters dated October 3, which the Company received on October 9 (a copy of which is attached hereto as Exhibit C) and October 20, which the Company received on October 23 (which is attached hereto as Exhibit D). n2 In his responses, Mr. Morse did not supply documentary support sufficiently evidencing that Mr. Morse continuously held the Company's securities for the one-year period required by Rule 14a-8(b).

> n2 Note that, although the October 20 letter from Mr. Morse refers to a letter dated October 9, the Company's letter to Mr. Morse was dated September 30 and received by Mr. Morse on October 2. **[*11]**

The October 3 letter from Mr. Morse attached a letter, dated October 3, from TD Waterhouse stating that Mr. Morse holds 4000 shares of Crown Holdings, Inc. and that the shares "have been held with TD Waterhouse for over a year." While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17, the date that Mr. Morse submitted the Proposal. With respect to the requirement that evidence of ownership refer to the time that the proponent submitted the proposal, Staff Legal Bulletin 14 provides as follows:

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

[*12]
In the past, the Staff has consistently granted no-action relief with respect to an omission of a proposal from proxy material when the proponent did not provide evidence that the ownership requirements of Rule 14a-8(b) were satisfied as of the date that the proposal was submitted. See, e.g., Telular Corporation (avail. December 5, 2003); Intel Corporation (avail. March 10, 2003); and Pepco Holdings, Inc. (avail. January 6, 2003).

The October 20 letter from Mr. Morse attached a TD Waterhouse account statement for the period ending August 30, 2002 showing ownership of 3,700 shares of Crown Cork & Seal Company, Inc. n3 and a printout, apparently dated as of October 20, 2003, showing ownership of 4,000 shares of the Company's common stock. With respect to periodic investment statements, Staff Legal Bulletin 14 provides as follows:

> **Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously **[*13]** for a period of one year as of the time of submitting the proposal.

n3 For purposes of Rule 12g-3(a), the Company is the successor issuer to Crown Cork & Seal Company, Inc.

In addition, the Staff has consistently granted no-action relief in cases where evidence of ownership is limited to a point in time or a period that does not include at least one year prior to the date the proponent submits the proposal. See, e.g., Intel Corporation (avail. February 15, 2002); ACLARA Biosciences, Inc. (avail. March 25, 2003); and Eastman Kodak Company (avail. February 7, 2001).

In summary, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal from the Proxy Material.

* * *

For the reasons stated above, the Company intends to omit the Proposal from the Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.
[*14]
If you have any questions regarding the above, please call me at (215) 994-2823 or Ian A. Hartman at (215) 994-2277. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

William G. Lawlor

ATTACHMENT 1

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

This may be a duplicate letter, as there is uncertainty of previous mailing.

I find it necessary to rephrase my Proposal and Reasoning, due to mis-understanding that I only have one Proposal, the other wording, offering information to shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail. There is ample time prior to printing the Proxy Material.

My contention that attendance to present at meeting is discriminatory, compared **[*15]** to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse

ATTACHMENT 2

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 865 235 1711
E-mail: **rdm609@att.net**

September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $ 2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required.

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's, and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person **[*16]** can live very lavishly on $ 500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their position. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse

2004 SEC No-Act. LEXIS 160

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

January 27, 2004

[*1] Goodrich Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Goodrich Corporation
Incoming letter dated December 18, 2003

The proposal requests that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options.

There appears to be some basis for your view that Goodrich may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Goodrich seeking approval of an amendment to a stock option plan that would increase the securities available for issuance under that plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Goodrich's proposal. You indicate that the proposal and the matter sponsored by Goodrich present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, **[*2]** we will not recommend enforcement action to the Commission if Goodrich omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Anne Nguyen
Attorney-Advisor

INQUIRY-1: GOODRICH

Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578
Tel: 704 423 5520
Fax: 704 423 7011
terry.linnert@goodrich.com
www.goodrich.com

December 18, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Re: Goodrich Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Goodrich Corporation, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent") may properly [*3] be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter and (ii) the Proponent's letter including the Proposal (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected [*4] by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention - In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

Basis for Excluding the Proposal under Rule 14a-8 [*5]

The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Proposal that the Company Expects to Submit to Stockholders at the 2004 Annual Meeting

The Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company expects to submit to its stockholders at the 2004 Annual Meeting. Specifically, at the 2004 Annual Meeting, the Company expects to submit a proposal to its stockholders to approve an amendment to the Company's 2001 Stock Option Plan (the "Stock Option Plan") to (a) increase the maximum number of shares of common stock of the Company that would be available for delivery under the Stock Option Plan, including pursuant to the issuance of new stock options, (b) increase the maximum number of shares of common stock of the Company that may be issued pursuant to incentive stock options, and (c) increase the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards or performance share awards. The Stock Option Plan, which was approved at the Company's 2001 annual meeting of stockholders, **[*6]** gives broad discretion to the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to grant stock options and restricted shares, among other awards, to any salaried, full-time employee of the Company or majority-owned subsidiary of the Company, including senior executives of the Company. The Stock Option Plan does however restrict the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards and performance share awards to 2,000,000 shares, all of which have been issued or reserved for issuance as of December 1, 2003. Following the amendment of the Stock Option Plan as described above, all salaried fulltime employees of the Company, including senior executives, would continue to be eligible to participate in the Stock Option Plan, as amended, and the Compensation Committee would continue to have broad discretion in determining the types of awards, including stock options, and to whom such awards would be granted. In addition, the Stock Option Plan, as amended, would retain the limitation on the Compensation Committee's ability to issue restricted shares of the Company's common stock to a number **[*7]** that is significantly less that the total number of shares that would be authorized for delivery under the amendment to the Stock Option Plan. Thus, the majority of new shares that would be added to the Stock Option Plan would necessarily be associated with new stock options.

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, directly conflicts with the amendment to the Stock Option Plan that the Company expects to submit for stockholder approval. The last sentence of the Proposal, which would require that the Board implement the restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan, does not cure the conflict since the Proposal clearly contemplates that no stock options be granted to senior executives in the future and that restricted shares be utilized instead. In direct conflict with the Proposal, the amendment to the Stock Option Plan and the Proxy Materials describing the amendment would expressly disclose the Company's intent to allow the additional shares that would be **[*8]** authorized for delivery to be delivered in connection with new grants under the Stock Option Plan, as amended, including stock option grants generally and incentive stock option grants, to all of its salaried fulltime employees, including, without limitation, its senior executives, and that all such grants would be made in accordance with the Stock Option Plan, which as mentioned above explicitly restricts the aggregate number of restricted shares of Company common stock which may be granted.

Rule 14a-8(i)(9) provides for the exclusion of a stockholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently permitted the omission of stockholder proposals in reliance on Rule 14a-8(i)(9) when (i) a proposal sponsored by the stockholder and a proposal submitted by the company present alternative and conflicting decisions for stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., AOL Time Warner, Inc. (March 3, 2003) ("AOL Time Warner") (shareholder proposal that the Board of Directors adopt a policy prohibiting future **[*9]** stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that AOL expected at the time of its submission to the Staff to include in its proxy materials and that permitted the granting of stock options to all employees, including senior executives); Baxter International Inc. (January 6, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that permitted the granting of stock options to senior executives); Croghan Bancshares (March 13, 2002) (shareholder proposal that the Board of Directors not include individual directors in any stock option and incentive plan was excludable under Rule

14a-8(i)(9) because it conflicted with a stock option and incentive plan that granted the committee of directors established to administer the plan broad discretion in selecting the directors and employees to whom awards would be made); and First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal that consideration be given to replacing stock option grants **[*10]** with cash bonuses was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan which specifically permitted the granting of stock options to officers, directors and employees). Furthermore, there are numerous other precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a stockholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to stockholders for their approval. See also Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999); Crown Cork & Seal Company, Inc. (February 10, 1997); Peco Energy Company (January 15, 1997); and American Home Products Corporation (December 10, 1993). In addition, the Staff has noted that exclusion under 14a-8(i)(9) remains available even when a shareholder proposal is not identical in scope or focus to a company's proposal for the same meeting. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

In addition, in AOL Time Warner, the proponent argued that there was no conflict between the company's proposed stock option plan and **[*11]** its proposal that the board of directors adopt a policy prohibiting future stock option grants to senior executives. Although the senior executives would be eligible to participate in the plan, the proponent reasoned that an actual conflict did not exist because, assuming the company's proposed plan was similar to its existing plan, the company could continue to award its senior executives SAR's or no award at all, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, is clearly distinguishable from the proposals that a company's board of directors "adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based" which the Staff refused to exclude at the request of other companies from such companies' proxy materials. See e.g. Flour Corporation ("Flour") (March 10, 2003); **[*12]** and Cox Communications, Inc. (March 10, 2003). In each of those cases, the company proposed to adopt a new employee equity incentive plan and argued that, since the plan provided the relevant committee with flexibility to set the terms, including the performance-based criteria to be used, there was a conflict because the new plan would not restrict the committee's ability to grant equity incentive awards that are not indexed as required by the proposal. In those examples, one could clearly argue that under the proposed company plan the proposal could be incorporated without violating the proposed company plan, since the proposed company plan gave discretion to the relevant committee but did not otherwise prohibit the committee from following the proposal. In contrast, in the Company's situation, given the restriction on the number of shares of common stock that may be issued as restricted shares under the Stock Option Plan to a number significantly less than the number for which approval is expected to be sought and the fact that the number of incentive stock options which may be granted will have been increased, a similar argument cannot be made in the case of the amendment to the **[*13]** Stock Option Plan.

For these reasons, the Proposal directly conflicts with the amendment to the Stock Option Plan that the Company currently expects to submit for stockholder approval, which by its proposed terms would not only increase the number of shares of common stock deliverable in connection with future grants under the Stock Option Plan (including incentive stock options) to salaried full-time employees, including senior executives, but would also limit the number of shares that may be granted under the Stock Option Plan as restricted shares to a number significantly less than the number of shares that would be authorized under the Stock Option Plan, as amended. Furthermore, if both were approved by stockholders, given the restriction as to the granting of restricted shares and the increase in the maximum number of shares that could be issued pursuant to incentive stock options, the Proposal could not be implemented in a manner that would be consistent with the Stock Option Plan, as amended. Because of this conflict, including both the Proposal and the amendment to the Stock Option Plan in the Proxy Materials would present alternative and conflicting decisions for the Company's **[*14]** stockholders and affirmative stockholder votes on both the Proposal and the amendment to the Stock Option Plan would lead to an inconsistent and inconclusive mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9).

Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the proposals the Company expects to submit to stockholders at the 2004 Annual Meeting. Accordingly, the Company respectfully requests the Staffs concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Although the Company currently expects to submit the amendment to the Stock Option Plan described above to its stockholders for approval, a final decision in that regard will not be made by the Company's Board of Directors until early in 2004, after the deadline imposed by Rule 14a-8(j) for the submission of this letter. If the Board of Directors determines not to submit the amendment to the Stock Option Plan **[*15]** for stockholder approval or otherwise modifies the amendment to the Stock Option Plan in a manner that materially affects the reasons described above for omission of the Proposal, the Company will include the Proposal in its Proxy Materials. The Company undertakes to supplement this letter to advise the Staff, with a copy to the Proponent, of the decision of the Company's Board of Directors promptly after the decision is made.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (704) 423-5520.

Thank you for your prompt attention to this matter.

Very truly yours,

Terrence G. Linnert
Executive Vice President Human
Resources & Administration and
General Counsel

ENCLOSURE - EXHIBIT A

Thomas J. Harrington

November 5, 2003

[SENT VIA FACSIMILE]

Alexander C. Schoch
Corporate **[*16]** Secretary
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

Re: Shareholder Proposal

Dear Mr. Schoch:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goodrich Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of restricted shares. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated [*17] representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington, D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

ATTACHMENT

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each [*18] criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention - In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide [*19] challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets **[*20]** for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

2003 SEC No-Act. LEXIS 299

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

March 3, 2003

[*1] AOL Time Warner Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

The proposal urges the board of directors to adopt a policy prohibiting future stock option grants to senior executives in a manner that does not violate any existing employment agreement or equity compensation plan.

There appears to be some basis for your view that AOL Time Warner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AOL Time Warner seeking approval of a stock option plan. You have also represented that the proposal has terms and conditions that conflict with those set forth in AOL Time Warner's proposal. You indicate that the proposal and the matter sponsored by AOL Time Warner present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if AOL [*2] Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AOL Time Warner relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 17, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by AOL Time Warner Inc.
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the December 26, 2002 letter ("No-Action Request") from AOL Time Warner Inc. ("the Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal ("the Proposal") submitted by the AFL-CIO Reserve Fund ("the Fund"), which "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." As grounds for exclusion, the Company raises [*3] three arguments: that the Proposal relates to the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7); that Rule 14a-8(i)(9) permits exclusion because the Proposal conflicts with a concurrent proposal submitted by the Company itself; and that the Proposal violates Rule 14a-9's prohibition on materially "false and misleading" statements. These arguments are without merit, as we explain below, and the Commission should not permit the Company to omit the Fund's Proposal.

I. The Proposal Targets only Senior Executive Compensation and Therefore is Not Excludable Under the "Ordinary Business" Rationale

In applying Rule 14a-8(i)(7) the Commission and its Staff have traditionally distinguished between shareholder proposals addressing "general employee compensation matters," which usually fall within the scope of "ordinary business," and those targeting only "senior executive and director compensation," which should be included in proxy materials. As the Commission recently explained in Staff Legal Bulletin No. 14A, "Shareholder Proposals" (July 12, 2002):

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
> [*4]
> . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> . We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

Legal Bulletin 14A (footnotes and citations omitted). Thus, for example, the Commission summarized its position on "proposals relating to the compensation of senior executives and directors" as follows in *Xerox Corporation* (March 25, 1993) (emphasis added):

> The Commission continues to regard issues affecting CEO and other *senior executive* and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning *senior executive* and director compensation are viewed by the Commission as *inherently outside the scope of normal or routine practices in the running of the company's operations.* [*5]

Recognizing this distinction, the AFL-CIO Reserve Fund's Proposal deliberately addresses only the compensation awarded to "senior executives" and avoids dealing with "general employee compensation" matters. Indeed, in limiting its scope to compensation of "senior executives," our Proposal expressly adopts the very wording used in Legal Bulletin 14A and *Xerox Corporation* to describe those proposals that may not be excluded in reliance on Rule 14a-8(i)(7).

Despite the Commission's own repeated use of the term "senior executive" in defining includable proposals, the Company now argues that our Proposal misses the mark because it speaks in terms of "senior executives" rather than "senior executive *officers.*" n1 We urge the Staff to reject this hypertechnical objection. A fair reading of Legal Bulletin No. 14A makes it apparent that the terms "senior [*6] executive" and "senior executive officer" have been used interchangeably by the Commission in describing the kinds of compensation proposals that cannot be excluded under the "ordinary business" rationale. The Fund's Proposal addressing stock options for "senior executives" was aimed directly at that non-excludable subject matter, as its supporting statement -- including the illustrative reference to the stock options given to "CEO Stephen Case" -- makes clear. By its express terms as well as in its design, the Proposal is unrelated to compensation, control or direction of the Company's "rank and file workforce." n2

n1 In particular, the Company asserts that its *own* usage of the term "senior executives" would encompass at least 50 of its employees, a broader category of individuals than "senior executive officers." The Company has not specified how many executives, or which titles, it classifies as "senior executive officers."

n2 Our proposal thus stands in contrast to the proposal addressed in *Minnesota Mining and Manufacturing* (March 4, 1999), which linked compensation of the corporation's top 40 executives to the average employee compensation, thus establishing a direct or indirect mechanism for regulating the compensation of the rank and file workforce.

Although we submit that no wording change is required here, if the Staff believes that some further clarification is appropriate we would be glad to accommodate that request. In this regard, we would appreciate the opportunity [*7] to confer with the Staff before any decision is issued so that we can arrive at appropriate clarifying wording for the Proposal.

II. The Proposal Does Not Impermissibly Conflict with the Company's Own Intended Proposal

An affirmative vote on both the Fund's Proposal and the proposal that Company management allegedly intends to offer would not create an irreconcilable conflict. According to the Company's letter, management intends to seek shareholder approval of a general plan that would "permit" the award of stock options to all employees. In other words, the Company would not be *required* to grant stock options to any individual or class of employees, but would be given the *discretion* to do so as a general matter. The Fund's Proposal, for its part, "urges" that the Company exercise its discretion in a particular manner, by declining as a matter of "policy" to award stock options to certain employees (senior executives). These two proposals do not directly and inherently conflict, but, rather, are easily reconciled. Indeed, they can and should be read together, in harmony, just as the law has traditionally and routinely reconciled general and specific provisions found [*8] in statutes, regulations and commercial contracts.

We note that the existing AOL Time Warner Inc. Stock Option Plan (dated 1994) allows the Company, in its discretion, to award stock options or stock appreciation rights (SAR's). If the plan the Company intends to submit for approval this year retains that feature, then under the Fund's Proposal the Company could continue to award its senior executives SAR's or no awards at all, as it chooses. Other employees, consultants and advisors could continue to receive stock options or SAR's (or no awards) under the Company's plan. In short, compliance with the Fund's Proposal as to senior executives would not require the Company to do anything prohibited by its Company-wide stock option plan. The Company's letter fails to specify the alleged points of conflict between its hypothetical proposal and the Fund's Proposal at issue here. n3

n3 It should be emphasized that the Fund's Proposal also applies by its terms to "future" stock option grants, and it expressly provides for implementation "in a manner that does not violate any existing employment agreement or equity compensation plan." Thus, if the Company's hypothetical stock option plan receives a majority vote at the upcoming meeting, arguably becoming an "existing ... equity compensation plan," then the concurrently approved Fund Proposal ("urging" the Board to follow a particular "policy" with respect to "future" awards of stock options) would specifically direct the Board not to do anything that would "violate" the shareholder-approved Company plan. [*9]

Finally, the Company's approach to Rule 14a-8(i)(9) should be rejected as a policy matter. Corporations should not be allowed to preclude a shareholder vote on proposals narrowly targeting "senior executive and director compensation" by the simple device of submitting their own "general employee compensation" plans authorizing (but not requiring) various grants and awards. As has been widely recognized, stock options play an important role in executive compensation, and the form and amount of senior executive compensation are a vital concern of shareholders.

Shareholders should continue to be free to express their opinion on these issues independent of any vote to authorize inclusion of stock options in a general or broad-based compensation scheme.

III. The Proposal Is Not Materially Misleading

There is no merit to the Company's allegation that the Fund's Proposal is "materially misleading." Like their first objection, this contention seems to rest on the mistaken premise that the Proposal aims at a broader class of personnel than the category of "senior executive" intended by the Commission in Legal Bulletin 14A. That is simply not the case.

As we have explained above, the [*10] Fund's Proposal was designed to conform to the Commission's own distinction between "general employee compensation" and "senior executive compensation" (or, as elaborated in *Xerox Corporation,* the distinction between "the rank and file workforce" and "those who run the corporation on [the shareholders'] behalf"). The Company's Board of Directors should have no difficulty distinguishing between the Company's rank and file workforce, on the one hand, and the class of "senior executives" whose management performance the Directors are responsible for overseeing and whose compensation is the focus of this Proposal. But here, again, if the Staff believes that some clarifying language is appropriate we would be happy to confer and accommodate such a request.

CONCLUSION

For all the reasons stated above, AOL Time Warner Inc. should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(9), or Rule 14a-9. As noted above, the Fund remains willing to confer and cooperate in making appropriate clarifications, if deemed necessary. If you have any questions, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate [*11] General Counsel

INQUIRY-2: AOL Time Warner

AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019
tel 212 484 7350
fax 212 258 3157
Susan.Waxenberg@AOLTW.com

December 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOL Time Warner Inc. - Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise AOL Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." The Company does not intend to include the Proposal in its Proxy Materials because, pursuant [*12] to clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proposal deals with matters relating to the Company's ordinary business operations, conflicts with one of the Company's proposals that it intends to submit to shareholders and is impermissibly vague.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation [*13] issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A -- Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential [*14] dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to "senior executives." At the Company, the term "senior executives" encompasses a significantly broader set of individuals than "senior executive officers." The Company employs over 50 executives with titles ranging from Chairman to Vice President. This is in addition to numerous executives of various subsidiaries of the Company who may also be deemed "senior executives" within the purview of the Proposal. Notably, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 [*15] executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7).

Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000) *("Osteotech").* Under Rule 14a-8(i)(9), if a shareholder proposal is counter to a proposal to be submitted by management, a favorable vote on both the proponent's and the management's [*16] proposal would result in inconsistent and inconclusive mandates from the shareholders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

In *Osteotech,* the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

In light of the proposed New York Stock Exchange listing standards mandating shareholder approval of equity compensation plans, the Company currently expects to include in its Proxy Materials a management proposal seeking shareholder approval of a stock option plan that would permit the granting [*17] of stock options to all employees, including "senior executives," however that term could be construed. The Proposal, which would prohibit future stock option grants to senior executives, directly conflicts with the stock option plan that the Company is currently planning to submit for a vote of the shareholders at the 2003 annual meeting. An affirmative vote on both the Proposal and the Company's stock option plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). Accordingly, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains misleading and impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains misleading and vague statements and is, [*18] therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the Board of Directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will ... equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). The Proposal urges the Company's Board of Directors to adopt a policy prohibiting future stock option grants to "senior executives." As noted above, the Proposal does not make clear which senior executives would not be entitled to receive stock option grants if the Proposal were implemented. If the Proposal is referring to "senior executives" other than those that the Company considers "senior executives," then it is not clear which individuals would be affected by this Proposal. Without [*19] this clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is false, misleading and impermissibly vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8.

* * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this [*20] letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg
Assistant General Counsel and

Assistant Secretary

EXHIBIT A

Shareholder Proposal

RESOLVED: The shareholders of the AOL Time Warner Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals at Enron, Worldcom, and other companies, the role of stock options in executive compensation has come controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share [*21] price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Our Company allows executives to exercise a portion of their stock option grants after just one year following their grant date. For this reason, senior executives can gain substantial windfalls from the proceeds of their stock option exercises even if the share price later falls under their watch.

We are concerned that our Company's annual stock option grants to senior executives are excessive. In 2001, CEO Stephen Case received stock options with a grant date present value of $ 76 million. He also realized $ 127 million in stock option exercises from previous grants.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock options. In our opinion, other forms of compensation, such as restricted stock and long term incentive plans, will better focus senior executives [*22] on building the sustained profitability of our Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, has said "I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downsides of options."

Former Federal Reserve Chairman Paul Volker has stated that "Given both the very large capricious element inherent in the returns from fixed price stock options and the distorted incentives for management, I believe the use of such options should be strongly discouraged for public companies. There are far better alternatives for seeking and achieving an appropriate alignment of shareholder and management interests."

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

February 14, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C.
152
SECTION

Re: Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated December 22, 2004, the undersigned on behalf of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), requested your concurrence that the stockholder proposal received by the Company from the United Brotherhood of Carpenters Pension Fund may be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. Attached as Exhibit A is a letter from the Pension Fund withdrawing the proposal. Accordingly, Occidental is withdrawing its request for a no-action letter.

Six copies of this letter with exhibit and an additional receipt copy of this letter are enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Douglas J. McCarron, United Brotherhood of Carpenters Pension Fund
Mr. Ed Durkin, United Brotherhood of Carpenters

H:\LSP\SEC\PROXY\2005\noact-Carpenters-withdrawal.doc



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 310-443-6737]

February 14, 2005

Donald P. de Brier
Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. de Brier:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the restricted share proposal submitted by the Fund to Occidental Petroleum Corporation ("Company") on November 12, 2004. This withdrawal is in response to constructive and positive dialogue with Ken Huffman concerning the Company's executive compensation policies and practices. We look forward to continued dialogue on the issue of executive compensation with a particular focus on enhancing the clarity of executive compensation disclosure.

Sincerely,

Edward J. Durkin

cc. Linda S. Peterson
Kenneth J. Huffman
Douglas J. McCarron

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724